

Mail Stop 3720

April 15, 2008

Via U.S. Mail

Ms. Sharilyn S. Gasaway
Chief Financial Officer
Alltel Corporation
One Allied Drive
Little Rock, AK 72202

> **RE:** **Alltel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 20, 2008**
> **File No. 001-04996**

Dear Ms. Gasaway:

We have reviewed your supplemental response letter dated April 10, 2008 as well as your filing and have the following comments. As noted in our comment letter dated April 7, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2007
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page F-5

1.   Please refer to prior comment 1. We continue to believe that it is inappropriate to present combined financial information, which does not reflect all relevant pro forma adjustments as required by Article 11 of Regulation S-X. Instead, you should discuss your results of operations on a historical basis for each period presented. If you determine that a supplemental discussion based on pro forma financial information is appropriate to enhance the historical discussion, such a discussion should be prepared for the years ended December 31, 2007 and 2006 in accordance with Article 11 of Regulation S-X.

Alltel Corporation
April 15, 2008
Page 2

Note 18. Agreement to Lease Cell Site Towers, page F-85

2.   Please refer to prior comment 4. It is unclear to us why you believe that you did not
        assume a legal performance obligation in connection with the leasing transaction with
        American Tower. Since you maintained ownership of the towers and are leasing space
        on the towers through an operating lease, it is unclear to us why you do not have the
        obligation to continue to provide American Tower with the right to use these assets.
        Explain your basis for your conclusion in more detail, including your consideration of
        Example 5 of EITF 01-3.

                                        *   *   *   *

        Please respond to the above comments within 10 business days or tell us when you will
provide us with a response. Please submit your correspondence over EDGAR. You may contact
Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Melissa Hauber, Senior Staff
Accountant, at (202) 551-3368 if you have questions regarding comments on the financial
statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        /s/ Larry Spirgel
                                                        Assistant Director